ATCO
G R O U P

Corporate Office

SUPPL

05012098

Telephone: (403) 292-7564
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

October 7, 2005

RECEIVED
OCT 26 2005
SEC MAIL PROCESSING SECTION
WASH, D.C. 185

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed October 7, 2005 for symbol CU.NV
- Corporation's Form 1, filed October 7, 2005 for symbol CU.X
- Corporation's Form 1, filed October 7, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed October 7, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed October 7, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed October 7, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed October 7, 2005 for symbol CU.PR.B
- Insider Report, filed October 7, 2005 relating to a Normal Course Issuer Bid

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Dept.

dlw 10/27

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	41,438,793	As at :	09/01/2005

	Effect on Issued & Outstanding Securities
Stock Option Plan	100,300
Other Issuances and Cancellations	41,396,293
Issued & Outstanding Closing Balance :	82,935,386

Stock Option Plan

Stock Options Outstanding Opening Balance:	**760,250**	As at :	09/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/14/2005	N	760,250			

Filer's comment
Two-for-one stock split.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2005	N		100,300		
Totals		760,250	100,300	0	0

Stock Options Outstanding Closing Balance:	**1,420,200**	As at :	09/30/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/14/2005	Stock Dividend (No Plan)	41,440,393
09/30/2005	Conversion (General)	3,700
09/30/2005	Issuer Bid	-47,800
Totals		41,396,293

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 16:01:28
Last Updated:	10/07/2005 15:56:57

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	22,010,742	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	22,007,042		
Issued & Outstanding Closing Balance :	44,017,784		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/14/2005	Stock Dividend (No Plan)	22,010,742
09/30/2005	Conversion (General)	-3,700
Totals		22,007,042

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 16:02:55
Last Updated:	10/07/2005 16:02:19

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 16:03:41
Last Updated:	10/07/2005 16:03:36

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 16:04:32
Last Updated:	10/07/2005 16:04:26

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 16:05:14
Last Updated:	10/07/2005 16:05:06

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 16:05:51
Last Updated:	10/07/2005 16:05:43

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2005 16:06:29
Last Updated:	10/07/2005 16:06:26

Insider transaction detail - View details for insider

2005-10-07 18:29 ET

Transactions sorted by : Insider
Insider company name : Canadian Utilities Limited (Starts with)
Filing date range : October 7, 2005 - October 7, 2005

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													

Security designation: Non-Voting Shares Class A

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
567317	2005-09-02	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	37.9300	10,000						
567320	2005-09-02	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						
567330	2005-09-09	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+7,800	37.9200	7,800						
567332	2005-09-09	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-7,800		0						
567334	2005-09-16	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	39.1300	10,000						
567335	2005-09-16	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						
567336	2005-09-23	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	39.8000	10,000						
567337	2005-09-23	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						
567339	2005-09-30	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	40.8300	10,000						
567360	2005-09-30	2005-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						